

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

January 8, 2009

via U.S. mail

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

> **Re: Yanglin Soybean, Inc.
> Amendment No. 3 to Registration Statement on Form S-1
> Filed December 2, 2008
> File No. 333-150822
> Form 10-K/A for the Fiscal Year Ended December 31, 2007
> Filed December 2, 2008
> File No. 000-52127**

Dear Mr. Liu:

We have reviewed your response letter and the amended filings and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed on December 2, 2008

Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-6

1.   We note you no longer present Basic earnings per share before dividend in
        response to prior comment 13. However, you have not reconciled net income to
        net income available to common shareholders on the face of your Statements of
        Income and Comprehensive Income. Please comply with paragraph 9 of SFAS
        128 and SAB Topic 6:B. That is, subtract the non-cash beneficial conversion
        feature amount from net income to arrive at income available to common
        shareholders. In addition, please make similar revisions to your reconciliation of
        the numerator for basic and diluted per share data at Note 15.

Consolidated Statements of Stockholders' Equity, page F-7

2.   In your response to prior comment 8 you explain that in presenting the reverse
        merger recapitalization transaction you transferred the pre-acquisition
        accumulated loss of the shell company to additional paid in capital. As
        previously indicated, the line item to record the reverse merger recapitalization
        transaction should include an adjustment to additional paid in capital for the fair
        value of the acquired net assets of Yanglin Soybean Inc. Please provide details of
        the net assets acquired and revise your statements of stockholders' equity
        accordingly.

3.   We note that in response to prior comment 9 you have restated your financial
        statements to reflect your preferred stock at its par value, and to record the excess
        paid over par value as additional paid in capital. Please provide details of this
        restatement at Note 21.

4.   Please do not refer to the beneficial conversion feature associated with your
        convertible preferred stock as "dividends" on your statements of stockholders'
        equity. Revise the line item description accordingly.

Note 1 – Organization and Principal Activities, page F-7

5.   We have read your responses to prior comments 10 through 12 in which you
        provided additional information about your application of FIN 46R. We have
        discussed the details of your situation with our Division Chief Accountant's
        Office and do not believe that the contractual arrangements between Faith Winner
        (Jixian) Agriculture Development Company ("Faith Winner") and Heilongjiang

Yanglin Soybean Group Company Ltd. ("Yanglin") support consolidation under FIN 46R.

We do not believe clause 4 in the Loan Agreement requires Faith Winner to fund the ongoing working capital needs of Yanglin as you suggest. Therefore, any losses appear to be limited to the loan amount. In addition, any returns appear to be limited to 6% of annual revenues under the fee arrangement. In other words, you have not shown that Faith Winner either absorbs the majority of expected losses or has the right to receive the majority of expected residual returns of Yanglin. For these reasons, we do not believe you have appropriately identified your subsidiary as the primary beneficiary of Yanglin.

Accordingly, you will need to deconsolidate the Yanglin entity from your financial statements. However, given the importance of this entity to your business plan, including the relevance of the financing and management agreements, we believe that you should also present separate financial statements of Heilongjiang Yanglin Soybean Group Company Ltd. within your registration statement and periodic reports for the same periods as required for Yanglin Soybean, Inc., pursuant to Rule 3-13 of Regulation S-X.

Please also ensure that you clearly disclose the following information:

    a. the common equity ownership that exists between you and your subsidiaries and Heilongjiang Yanglin Soybean Group Company Ltd.,

    b. the terms of the financing and management arrangements in place between you and your subsidiaries and Heilongjiang Yanglin Soybean Group Company Ltd.,

    c. the limitations that are present which preclude you from holding a controlling financial interest in Heilongjiang Yanglin Soybean Group Company Ltd., and

    d. the reasons for including separate financial statements of Heilongjiang Yanglin Soybean Group Company Ltd., clarifying why these are meaningful.

Exhibits

6.   Please submit an updated letter from your auditor consenting to the inclusion of their report in the next amendment to the registration statement. This consent should be presented as Exhibit 23.

7.   We note that in response to prior comment 17 you present as Exhibit 23.4, a letter from your auditor indicating they are aware your Form 10-Q for the quarter ended September 30, 2008 including their review report dated October 30, 2008 has been incorporated by reference in the registration statement. However, this interim report has not been incorporated by reference. Rather, you have presented the interim financial statements and the auditor's review report in the body of the registration statement. Therefore, the consent letter should not refer to incorporated by reference documents. Instead, you should ask your auditors to submit an updated letter consenting to the inclusion of their review report in the registration statement. Finally, as previously advised, the consent for your auditor's *review report* should be presented as Exhibit 15 rather than Exhibit 23. Please correct the placement of this exhibit.

Form 10-K/A for the Year Ended December 31, 2007

8.   Please continue to make corresponding changes to your periodic reports, as necessary to address material issues. Please advise us if you wish to submit draft revisions for review, in advance of filing another amendment to your annual report.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
        We direct your attention to Rules 460 and 461 regarding requesting acceleration

of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
        K. Hiller
        M. Duru
        L. Nicholson

        via facsimile

        Jiannan Zhang, Esq.
        86 (10) 6599 7300